EXHIBIT 99


March 28, 2003


Barrett Business Services, Inc.
Portland, Oregon


Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Barrett Business Services, Inc. (the "Company"), on or about March 28, 2003, which contains notification of the Company's inability to file its Form 10-K by March 31, 2003. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we were unable to complete our audit and report on the Company's financial statements for the year ended December 31, 2002, to be included in the Form 10-K by March 31, 2003.

Very truly yours,


/s/ PRICEWATERHOUSECOOPERS LLP